EXHIBIT 11

Statement Regarding Computation of Per Share Earnings

SOUTHERN MISSOURI BANCORP, INC. AND SUBSIDIARY

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30,
	2009	2008	2007

Basic Average shares outstanding	2,123,144	2,199,928	2,225,658
Net income	$3,835,077	$3,613,480	$2,928,413
Less: effective dividend on preferred shares	288,841	-	-
Net income available to common stockholders	$3,546,236	$3,613,480	$2,928,413
Basic earnings per share available to common stockholders	$1.67	$1.64	$1.32

Diluted Average shares outstanding	2,123,144	2,199,928	2,225,658
Net effect of dilutive stock options - based on the treasury stock method using the period end market price, if greater than average market price	1,225	12,204	38,578
Total	2,124,369	2,212,132	2,264,326
Net income	$3,835,077	$3,613,480	$2,928,413
Less: effective dividend on preferred shares	288,841	-	-
Net income available to common stockholders	$3,546,236	$3,613,480	$2,928,413
Diluted earnings per share available to common stockholders	$1.67	$1.63	$1.29